Exhibit 99.1

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 11, 2014, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN; NYSE: GRP.U) - Granite REIT and Granite REIT Inc. held their joint annual general meetings of stapled unitholders today, and each of the individuals below was elected as a trustee of Granite REIT and a director of Granite REIT Inc.

The vote was conducted by a show of hands. Proxies received by management in advance of the meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite REIT Inc.
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Michael Brody	34,543,768	98.52	517,689	1.48	34,543,336	98.52	518,121	1.48
Peter Dey	34,171,193	97.46	890,264	2.54	34,172,411	97.46	889,046	2.54
Barry Gilbertson	34,678,194	98.91	383,263	1.09	34,678,335	98.91	383,122	1.09
Thomas Heslip	35,041,311	99.94	20,146	0.06	35,042,091	99.94	19,366	0.06
Gerald Miller	35,041,326	99.94	20,131	0.06	35,041,467	99.94	19,990	0.06
Scott Oran	34,542,699	98.52	518,758	1.48	34,543,454	98.52	518,003	1.48
G. Wesley Voorheis	34,320,887	97.89	740,570	2.11	34,321,018	97.89	740,439	2.11

A total of 35,502,950 stapled units (75.52% of outstanding stapled units) were represented in person or by proxy at the meetings.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet in over 100 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.